Securities Act Registration No. 333-175328

Investment Company Act Registration No. 811-22576

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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Pre-Effective Amendment No. __

Post-Effective Amendment No.

34

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and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

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Amendment No. 35

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(Check appropriate box or boxes.)

Ranger Funds Investment Trust

(Exact Name of Registrant as Specified in Charter)

200 Crescent Court, Suite 1450
Dallas, TX  75201
(Address of Principal Executive Offices)(Zip Code)

Registrant’s Telephone Number, including Area Code: (214) 871-5200

National Corporate Research, Ltd.

615 South DuPont Highway

Dover, Delaware 19901

(Name and Address of Agent for Service)

With copy to:

JoAnn M. Strasser, Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio 43215-6101

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A (File No. 333-175328) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 34 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 34 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 34 shall become effective upon filing with the SEC.

PART C

OTHER INFORMATION

Item 28.  Financial Statements and Exhibits.

(a) Articles of Incorporation.  Registrant's Agreement and Declaration of Trust is incorporated by reference to Registrant’s Registration Statement filed July 1, 2011.

(b) By-Laws. Registrant's By-Laws are incorporated by reference to Registrant’s Registration Statement filed July 1, 2011.

(i) Amended and Restated By-Laws are incorporated by reference to Post-Effective Amendment No. 32 to the Registrant’s Registration Statement filed November 30, 2021.

(c) Instruments Defining Rights of Security Holder.  None other than in the Declaration of Trust and By-Laws of the Registrant.

(d) Investment Advisory Contracts.

(i)

Management Agreement with Ranger Investment Management, L.P. is incorporated by reference to Post-Effective Amendment No. 32 to the Registrant’s Registration Statement filed November 30, 2021.

(ii)

Amended and Restated Expense Limitation Agreement with Ranger Investment Management, L.P. is incorporated by reference to the Post-Effective Amendment No. 32 to the Registrant’s Registration Statement filed November 30, 2021.

(e) Underwriting Contracts.

(i) Tri-Party Agreement for Distribution Services with respect to Ranger Small Cap Fund and Ranger Micro Cap Fund is incorporated by reference to the Post-Effective Amendment No. 24 to the Registrant’s Registration Statement filed November 29, 2019.

(f) Bonus or Profit Sharing Contracts. None.

(g) Custodial Agreement.

(i) Custody Agreement with U.S. Bank National Association is incorporated by reference to the Pre-Effective Amendment No. 2 to Registrant’s Registration Statement filed September 28, 2011.

(ii) Amended Custody Agreement with U.S. Bank National Association is incorporated by reference to the Post-Effective Amendment No. 22 to the Registrant’s Registration Statement filed June 28, 2019.

(h) Other Material Contracts.

(i)  Fund Accounting Agreement with Mutual Shareholder Services is incorporated by reference to the Pre-Effective Amendment No. 2 to Registrant’s Registration Statement filed September 28, 2011.

(ii)  Transfer Agent Agreement with Mutual Shareholder Services is incorporated by reference to the Pre-Effective Amendment No. 2 to Registrant’s Registration Statement filed September 28, 2011.

(i) Legal Opinion.

(i) Legal Opinion of Thompson Hine LLP is incorporated by reference to the Post-Effective Amendment No. 17 to Registrant’s Registration Statement filed May 16, 2018.

(ii) Consent of Thompson Hine is filed herewith.

(j) Other Opinions.

(i) Consent of Cohen & Company, Ltd. is incorporated by reference to the Post-Effective Amendment No. 33 to Registrant’s Registration Statement filed November 29, 2022.

(ii) Consent of KPMG, LLP is filed herewith.

(k) Omitted Financial Statements. None.

(l) Initial Capital Agreements.  Subscription Agreement between the Trust and the Initial Investor is incorporated by reference to the Pre-Effective Amendment No. 2 to Registrant’s Registration Statement filed September 28, 2011.

(m) Rule 12b-1 Plans.

(i) Rule 12b-1 Plan is incorporated by reference to the Post-Effective Amendment No. 2 to Registrant’s Registration Statement filed November 4, 2011.

(ii) Amended Rule 12b-1 Plan is incorporated by reference to the Post-Effective Amendment No. 22 to the Registrant’s Registration Statement filed June 28, 2019.

(n) Rule 18f-3 Plan.

(i) Rule 18f-3 Plan is incorporated by reference to the Pre-Effective Amendment No. 2 to Registrant’s Registration Statement filed September 28, 2011.

(ii) Amended Rule 18f-3 Plan is incorporated by reference to the Post-Effective Amendment No. 22 to the Registrant’s Registration Statement filed June 28, 2019.

(o) Reserved.

(p) Code of Ethics. Joint Code of Ethics for Ranger Funds Investment Trust, Ranger Investment Management, L.P., Ranger International Management (TX), LP and Ranger International Management, L.P. and RG Alts, LP is incorporated by reference to the Post-Effective Amendment No. 22 to the Registrant’s Registration Statement filed June 28, 2019.

(q) Powers of Attorney.

(i) Powers of Attorney for the Trust, and a certificate with respect thereto, Curtis A. Hite and Jason C. Elliot and each executive officer, are incorporated by reference to the Pre-Effective Amendment No. 2 to Registrant’s Registration Statement filed September 28, 2011.

(ii) Power of Attorney for Benjamin C. Bell is incorporated by reference to the Post-Effective Amendment No. 20 to Registrant’s Registration Statement filed April 10, 2019.

(iii) Powers of Attorney for Larrie Weil and Peter Carlsen are  incorporated by reference to Post-Effective Amendment No. 32 to the Registrant’s Registration Statement filed November 30, 2021.

Item 29. Control Persons. None.

Item 30. Indemnification.

Reference is made to Article VI of the Registrant's Agreement and Declaration of Trust which is included. The application of these provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue. The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover its advisers, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 31. Activities of Investment Adviser.  Additional information regarding Ranger Investment Management, L.P., 2828 N. Harwood Street, Suite 1600, Dallas, TX  75201, its officers and partners is incorporated by reference to the Statement of Additional Information filed on November 29, 2022, and its Form ADV, file number 801-62397.  Information regarding Ranger International Management (TX), LP, 2828 N. Harwood Street, Suite 1600, Dallas, TX  75201, its officers and partners is incorporated by reference to the Statement of Additional Information filed on November 29, 2022, and its Form ADV, file number 801-71680.  Information regarding Ranger International Management, LP, 2828 N. Harwood Street, Suite 1600, Dallas, TX  75201, its officers and partners is incorporated by reference to the Statement of Additional Information filed on November 29, 2022, and its Form ADV, file number 801-71679.  Information regarding RG Alts, LP, 2828 N. Harwood Street, Suite 1600, Dallas, TX  75201, its officers and partners is incorporated by reference to the Statement of Additional Information filed on November 29, 2022, and its Form ADV, file number 801-116767.

Item 32. Principal Underwriter.

(a) Arbor Court Capital, LLC (“ACC”), is the principal underwriter for all series of the Ranger Funds Investment Trust. ACC also acts as principal underwriter for the following:

Ancora Trust, Archer Investment Series Trust, Berkshire Focus Fund, Clark Fork Trust, Collaborative Investment Series Trust, DSS AmericaFirst Quantitative Funds, Footprints Discover Value Fund, Frank Funds, Monteagle Funds, MP63 Fund, Inc., Neiman Funds, Parvin Hedged Equity Solari World Fund,  PFS Fund Trust, Ranger Funds Investment Trust, WP Trust.(b) ACC is registered with Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The principal business address of ACC is 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147. To the best of Registrant’s knowledge, the following are the officers of ACC:

Name and Principal Business Address	Positions and Offices with Underwriter	Positions and Offices with the Fund
Gregory B. Getts 8000 Town Centre Drive, Suite 400 Broadview Heights, Ohio 44147	President, Financial Principal and CFO	None
David W. Kuhr 8000 Town Centre Drive, Suite 400 Broadview Heights, Ohio 44147	Chief Compliance Officer, SROP/CROP	None
Steven A. Milcinovic 8000 Town Centre Drive, Suite 400 Broadview Heights, Ohio 44147	Chief Operating Officer	None

(c) None

Item 33. Location of Accounts and Records.

All accounts, books and documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the offices of the Registrant, Custodian and the Transfer Agent.  The address of the Transfer Agent is 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.  The address of the Custodian is 425 Walnut Street, 6th Floor, Cincinnati, OH 45202.

Item 34. Management Services. Not applicable.

Item 35. Undertakings. Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Trust certifies that it meets all of the requirements for effectiveness of this registration statement under rule 485(b) under the Securities Act and has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the city of Bexley, State of Ohio, on the 8th day of June, 2023.

Ranger Funds Investment Trust

By: /s/ Kenneth Scott Canon

Kenneth Scott Canon, President*

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated on the 8th day of June, 2023.

Name

Title

Curtis A. Hite*

Trustee

Jason Christopher Elliot*

Trustee

Larrie A. Weil*

Trustee

Kenneth Scott Canon*

President (Principal Executive Officer)

Peter S. Carlsen*

Chief Financial Officer (Principal Financial Officer)

*By:/s/ JoAnn M. Strasser

JoAnn M. Strasser, Attorney-in-Fact

Exhibit Index

Legal Consent of Thompson Hine LLP

EX-99-28(i)(ii)

Consent of KPMG, LLP

EX-99-28(j)(ii)